Proxy Results

The Annual Meeting of Shareholders was held on February 28, 2013 for shareholders of record as of the close of business on January 28, 2013 to re-elect Joseph J. Ciprari, a Class I trustee nominee, for the Fund. The nominee was elected with
13,213,714 affirmative votes and 175,441 votes withheld. For the Fund, Trustees whose terms of office continued after the
Annual Meeting of Shareholders because they were not up for re-election are John C. Salter, Raymond B.Woolson and
Ronald R. Redell.